November 21, 2024

Wayne Williams
Chief Executive Officer
Callan JMB Inc.
244 Flightline Drive
Spring Branch, Texas 78070-6241

       Re: Callan JMB Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed November 18, 2024
           File No. 333-282879
Dear Wayne Williams:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Risk Factors
We are subject to concentration risk, page 13

1. We note the overall continued decline in your revenue since 2022. We further note your new disclosure on page 36 that "in 2023, a customer that represented approximately $4,000,000 of our 2023 revenue chose not to use our services." In light of these developments, please update this risk factor to reflect your changed circumstances and the increased risk to your business. In doing so, please address the continued downward trend in your revenue, your loss of a $4 million customer and, if accurate, your even greater financial dependence on City of Chicago customers.
 November 21, 2024
Page 2

       Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Barry Biggar